COOPER MALONE MCCLAIN, INC.

NOTES TO STATEMENTS OF FINANCIAL CONDITION

1. **BUSINESS OPERATIONS**

Cooper Malone McClain, Inc. (Company) is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is also a member of the Municipal Securities Rulemaking Board (MSRB), which makes rules regulating dealers who deal in municipal bonds, municipal notes, and other municipal securities.

The Company primarily offers investment banking services, which include services related to originating, underwriting, and distributing initial issues of securities, primarily in the state of Kansas. Additionally, the Company also purchases and sells securities in the secondary market.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with the clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Revenue Recognition - Securities transactions, including trading commission income, net trading gains/losses (included in net trading profit), and unrealized gains and losses are recorded on the trade date.   Underwriting fees and fiscal fees, including all applicable expenses, are recognized when all services are rendered and closing of the bond issue is assured. Interest income is recognized when earned.

Cash Equivalents - For purposes of reporting cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less at date of purchase to be cash equivalents.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Receivables - Commissions and interest receivable are for securities transactions that have reached their settlement date and have not been deposited by the clearing organization into the Company's account. The Company has receivables that consist of amounts due from employees and stockholders.

Securities Owned - Securities owned are classified as investment inventory or company investments, with unrealized gains and losses included in earnings and realized gains and losses computed using the specific identification method. They are carried at fair market value. Securities classified as investment inventory are those held by the Company to be sold to its customers. Securities classified as company investments are those held by the Company for income and capital appreciation.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Furniture and Equipment - Furniture and equipment are carried at cost. Depreciation is computed using the straight-line method. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and betterments are capitalized. Deduction is made for retirements resulting from the renewals or betterments.

Income Taxes - The Company elected to be taxed as a small business corporation under Subchapter S of the Internal Revenue Code. Under such provisions, the stockholders are taxed individually on their respective share of the Company's taxable income. The Company generally does not incur income taxes at the company level. As such, there is no tax provision recognized in the financial statements. It is customary for S corporations to make stockholder distributions to be used by stockholders to pay quarterly estimated taxes and annual year-end tax amounts. Such distributions are treated as a reduction of equity when paid.

The Company recognizes the financial statement effects of a tax position only when it believes it can more likely than not sustain the position upon an examination by the relevant tax authority. Tax years that remain subject to examination in the Company's major tax jurisdictions (Federal and State of Kansas) include fiscal years ending in 2012, 2013, 2014 and 2015.

Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect: (1) the reported amounts of assets and liabilities, (2) disclosures such as contingencies, and (3) the reported amounts of revenues and expenses included in such financial statements. Actual results could differ from those estimates.

Cash Surrender Value of Life Insurance - Cash Surrender values are determined by the underwriting insurance company's valuation models and represent the guaranteed value the Company would receive upon surrender of the policies as of December 31, 2015 and 2014. These policies are held on the Company's founders.

Subsequent Events - Subsequent events have been evaluated through February 10, 2016, which is the date the financial statements were issued.

3.   DEPOSIT WITH CLEARING ORGANIZATION

The Company is required to maintain a deposit with its clearing organization equal to the greater of $50,000 or various percentages of securities owned. There were deposits of $122,542 and $242,576 at December 31, 2015 and 2014, respectively.

4.   SECURITIES OWNED

Securities owned at December 31, 2015 and 2014, consist of investment inventory and Company investments at fair values, as follows:

Company investments:		
Equity securities	$ 376,348	$ 371,464

5.   FURNITURE AND EQUIPMENT

Furniture and equipment consists of the following:

	December 31		Estimated
	2015	2014	Useful Lives
Office furniture and fixtures	$ 65,972	$ 65,972	6 to 10 years
Computer equipment	11,478	11,478	3 to 6 years
	$ 77,450	$ 77,450	
Less:			
Accumulated depreciation	72,894	70,605	
	$ 4,556	$ 6,845	

6.   LINE OF CREDIT

The Company has a $100,000 revolving line of credit expiring May 2016. At December 31, 2015 and 2014, there was $0 and $0 borrowed against this line, respectively. The line is collateralized by substantially all of the Company's assets. The interest rate, which was 4.75% and 4.75% on December 31, 2015 and 2014, respectively, varies with the bank's prime rate and is payable semi-annually.

7.   LEASES

The Company leases office space (through May 2017) and equipment (through July 2017) under long-term lease agreements that are classified as operating leases. The following is a schedule of future minimum lease payments for operating leases (with initial or remaining terms in excess of one year) as of December 31, 2015:

Year Ending December 31,	
2016	51,124
2017	21,948
Thereafter	-

8.   NOTE AND MARGIN PAYABLE, CLEARING ORGANIZATION

The Company's municipal and corporate bond inventory is financed through Southwest Securities, Inc., the Company's clearing organization. Amounts payable on this note were $0 and $0 at December 31, 2015 and 2014, respectively. The note is secured by municipal bonds as well as equity securities with a market value of $376,438 and $371,464 at December 31, 2015 and 2014, respectively, and is due as the respective secured inventory is sold.

9.   EMPLOYEE BENEFIT PLAN

The Company has a 401(k) plan covering substantially all employees. Participants may contribute from 1% to 75% of their compensation on a pre-tax basis. The Company contributes safe harbor contributions each pay period.

10.   FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value measurements apply to all assets and liabilities that are being measured and reported on a fair value basis. This requires disclosure that establishes a framework for measuring fair value in GAAP, and expands disclosure about fair value measurements. This enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 Inputs - Quoted prices in active markets for identical assets of liabilities. This includes securities owned consisting of corporate bonds, municipal bonds and equity securities.

Level 2 Inputs - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices for similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 Inputs - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Securities Owned - These instruments are valued in an active market (Level 1) unless required to be discounted based on regulatory requirements (Level 3).

The following table sets forth the Company's financial assets and liabilities by level within the fair value hierarchy that were measured at fair value on a recurring basis.

	Level 1	Level 2	Level 3	Fair Value
Assets as of December 31, 2015:				
Securities owned, equities	$ 992,390	$ -	$ -	$ 992,390
Assets as of December 31, 2014:				
Securities owned, equities	$ 371,464	$ -	$ -	$ 371,464

11.   **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital and net capital requirements of $1,220,288 and $100,000, respectively. The Company's aggregate indebtedness to net capital ratio was .03 to 1. At December 31, 2014, the Company had net capital and net capital requirements of $1,304,144 and $100,000, respectively. The Company's aggregate indebtedness to net capital ratio was .03 to 1.

12.   **OFF BALANCE SHEET RISK**

The Company's commission revenue includes amounts resulting from customer transactions introduced through its clearing broker. The clearing broker assumes the responsibility for execution, clearance, collection, and delivery, including all recordkeeping requirements, in relation to the Company's customers' transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that such customers may be unable to fulfill their contractual commitments wherein the clearing broker may charge any losses incurred to the Company. The Company has in place controls to minimize this risk through monitoring credit worthiness of its customers and monitoring the proper execution of transactions by the clearing broker.